EXHIBIT 99


                            Community West Bancshares
                                 445 Pine Avenue
                                     Goleta
                                California  93117

April 16, 2002

United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Please be informed that Community West Bancshares (the "Company") has received a letter from Arthur Andersen LLP ("Andersen"), its independent public accountants, to the effect that Andersen's audit of the Company was subject to its quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and the availability of national office consultation.

Very truly yours,

Stephen W. Haley
President and Chief Operating Officer


/s/  Stephen W. Haley
---------------------